FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2005

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated November 15, 2005- Nor Property Geophysics Results

2.

News Release dated December 14, 2005- Private Placement

3.

News Release dated December 15, 2005- International KRL Resources Corp. Files 43 101 Report for the Nor Property

4.

News Release dated December 14, 2005- International KRL Resources Increases Private Placement

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: 16 January, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

DATE: November 15, 2005

______________________________________________________________________________________

NOR PROPERTY GEOPHYSICS RESULTS RECEIVED

International KRL Resources Corp. (the Company) is pleased to advise that a report detailing the results of geophysical induced polarization and gravity surveys completed on its NOR Property (the Property) has been received from Aurora Geosciences Ltd.  The NOR Property is located on the eastern flank of the Richardson Mountains, Yukon, 65 kilometres east of Eagle Plains Lodge on the Dempster Highway.  It is comprised of 282 claims.

The NOR surface showings cover a zone of hematite enriched heterolithic breccia with areas of intensely altered sediments enriched in copper, uranium and gold.  Results from the 1978 to 1980 programs by previous owners returned assay values of up to 4% uranium, 4% copper, 2 g/t gold in grab samples.  Based on results of 2003 government airborne gravity and magnetic surveys, it was recently noted that features of the property resemble the model of the giant Australian Olympic Dam uranium-copper-gold-rare earth element deposit. The gravity survey, collected from 79 stations, determined that there is a steep gradient from west to east across the axis of the Proterozoic sediments.

A total of 50.5 line kilometres of Induced Polarization (IP) was conducted over the whole property on surveyed grid lines 400m apart. This geophysical work was conducted by Aurora field crews under the guidance of M. A. Power, P. Geoph., a Qualified Person for the geophysical program.

Initial evaluation of the induced polarization survey results has shown conductivity and resistivity anomalies coincident with copper and uranium geochemical anomalies.  In the vicinity of L 2400N/2900E is a flat lying conductive zone within a larger resistivity low and coincident with an 800m x 800m 2 mGal gravity anomaly.  When compared with the geological mapping these geophysical anomalies align with a significant area (650 x 400m) of potassic feldspar alteration.  In addition, a coincident lanthanum (a rare earth element), copper and uranium soil anomaly occurs within this trend.  Other significant resistivity and chargeability anomalies elsewhere on the grid are reported from the survey, many of which warrant drill testing.

Targets for a proposed diamond drilling program for the 2006 field season will be selected from the coincident geophysical, geochemical and geological anomalies upon compilation and evaluation of data.

The Qualified Person for the Nor Project is Michael Sanguinetti, P.Eng.  For more information on the NOR Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF:PK (USA)

DATE: December 14, 2005

______________________________________________________________________________________

INTERNATIONAL KRL RESOURCES CORP. ARRANGES PRIVATE PLACEMENT

International KRL Resources Corp. (the “Company”) is pleased to announce that it is arranging a non-brokered private placement of up to 2,000,000 flow through units at a price of $0.25 per flow through unit (the “FT Units”), and up to 1,000,000 non-flow through units at a price of $0.20 per non-flow through unit (the “Non FT Units”), for total gross proceeds of up to $700,000.

Each FT Unit shall consist of one flow-through common share and one half of one non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for two years from closing date at a price of $0.35.

Each Non FT Unit shall consist of one non flow-through common share and one half of one non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for two years from closing date at a price of $0.30.

Finder’s fees and finder’s warrants may be paid on a portion of this private placement.  Finder’s fees will be equal to 8% of the dollar amount attributed to a finder and will be paid in Non FT Units.  Finder’s warrants will be equal in number to 10% of the aggregate number of FT Units and Non FT Units attributed to a finder, and will allow the holder to acquire one common share of the Company at an exercise price of $0.25 for a period of two years from the closing date. The private placement is subject to TSX Venture Exchange acceptance. All securities issued pursuant to the non- brokered offering will be subject to a four month hold period from the closing date.  The proceeds from the flow-through portion of the financing will be used on the Nor property, a uranium enriched iron/oxide/copper/gold (IOCG) target. The property is located on the east side of the Richardson Mountains, 65km east of the Dempster Highway, north of Dawson City, Yukon Territory. The Company plans to carry out an extensive diamond drill program on the Nor property target covering an area of 10km x 3km. Proceeds from the non flow- through portion of the financing will be used for working capital and general exploration. For more information on the Nor Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF:PK (USA)

DATE: December 15, 2005

______________________________________________________________________________________

INTERNATIONAL KRL RESOURCES CORP. Files 43-101 Report on the Nor Property

International KRL Resources Corp. (the Company) has filed with the B.C. Securities Commission an independent NI 43-101 compliant, technical report on its NOR Property located in the Richardson Mountains, Yukon.  The author of the report is Peter T. George, P. Geo., a consulting geologist based in Ontario.

The 100% owned NOR Property, acquired by the company in 2004, is in a geological setting with striking similarities to the Gawlor Craton of South Australia, where the world-class Olympic Dam copper-uranium-gold-rare earth element deposit is located. The property comprises 236 contiguous mining claims covering approximately 48 square kilometres.

The report by Mr. George reviews results of the 2005 geophysical and geological mapping and geochemical sampling work and proposes an aggressive exploration program for the 2006 season.  He states that the 2005 airborne geophysical surveys indicates that the NOR heterolithic hematite-rich diatreme breccia, which outcrops at the north end of NOR ridge, continues to the south for a total strike distance of approximately 8 kilometres.  The size of this breccia target is similar to the size of the Olympic Dam copper-gold-uranium deposit. The 2005 soil geochemical program outlines anomalous areas of copper, uranium, gold and lanthanum (rare earth) which typify the system of the Olympic Dam-type mineralization.  Historical (1978 – 1980) results from early work at NOR by Getty Minerals returned samples of up to 4%U and 0.6% Cu.  At Olympic Dam WMC Resources has estimated resources as being in excess of 4 billion tonnes with current reserves of approximately 650 million tonnes grading 1.5% copper, 0.5 kg/t uranium, 0.5 g/t gold and 0.55 g/t silver.

Based on the results of both historical work and the 2005 exploration data, Mr. George compares the primary characteristics of the NOR and the Olympic Dam deposit, and concludes that the NOR Property warrants an intensive exploration program to test the potential for a large Olympic Dam-type body.  He recommends an initial 15,000 metre drilling program at depths of up to 1500 metres below surface along the 8 kilometre trend of the NOR ridge.  The estimated budget for this proposed 2006 exploration is $3.3 million. The Company announced an initial private placement to raise CND$700,000.

This NI 43-101 compliant Evaluation Report on the NOR Property is available for viewing on SEDAR.  The Qualified Person for the NOR Project is Michael Sanguinetti, P.Eng.  For more information on the NOR Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF:PK (USA)

DATE: December 16, 2005

______________________________________________________________________________________

INTERNATIONAL KRL RESOURCES CORP. INCREASES PRIVATE PLACEMENT TO RAISE UP TO $2,122,500

International KRL Resources Corp. (the “Company”) is pleased to announce that it is increasing the size of the non-brokered private placement announced on December 14, 2005.  The Company will now issue up to 2,090,000 flow through units at a price of $0.25 per flow through unit (the “FT Units”), and up to 8,000,000 non-flow through units at a price of $0.20 per non-flow through unit (the “Non FT Units”), for total gross proceeds of up to $2,122,500.

Each FT Unit shall consist of one flow-through common share and one half of one non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for two years from closing date at a price of $0.35. Each Non FT Unit shall consist of one non flow-through common share and one half of one non-flow-through share purchase warrant, with each whole such warrant exercisable into one common share of the Company for two years from Closing Date at a price of $0.30.

Finder’s fees and finder’s warrants may be paid on a portion of this private placement.  Finder’s fees will be equal to 8% of the dollar amount attributed to a finder and will be paid in a combination of cash and Non FT Units, with the proportion of cash and Non FT Units at the election of the finder.  Finder’s warrants will be equal in number to 10% of the aggregate number of FT Units and Non FT Units attributed to a finder, and will allow the holder to acquire one common share of the Company at an exercise price of $0.25 for a period of two years from the closing date.

The private placement is subject to TSX Venture Exchange acceptance. All securities issued pursuant to the non- brokered offering will be subject to a four month hold period from the closing date.

The proceeds from the flow-through portion of the financing will be used on the Nor property, a uranium enriched iron/oxide/copper/gold (IOCG) target. The property is located on the east side of the Richardson Mountains, 65km east of the Dempster Highway, north of Dawson City, Yukon Territory. The Company plans to carry out an extensive diamond drill program on the Nor property target covering an area of 10km x 3km. Proceeds from the non flow- through portion of the financing will be used for working capital and general exploration.

For more information on the Nor Property and International KRL Resources Corp. please visit www.krl.net and the SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

570– 789 West Pender Street, Vancouver, B.C.  V6C 1H2
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.